THE WORLD GOLF LEAGUE, INC.
                         2139 STATE ROAD 434, SUITE 101
                             LONGWOOD, FLORIDA 32779


                                                 February 14, 2005


VIA  FACSIMILE  AND  EDGAR
--------------------------

United  States  Securities
and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549
Attention:  Hanna  Teshome,  Esq.


          RE:  THE  WORLD  GOLF  LEAGUE,  INC.

               REGISTRATION  STATEMENT  ON  FORM  SB-2
               FILE  NO.  333-122513


Ladies  and  Gentlemen:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), The World Golf League, Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Monday, February 14, 2005, or as soon thereafter as possible. The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                        THE  WORLD  GOLF  LEAGUE,  INC.


                                        BY:  /S/  MICHAEL  S.  PAGNANO
                                             -------------------------
                                        NAME:  MICHAEL  S.  PAGNANO
                                        TITLE:  CHIEF  EXECUTIVE  OFFICER

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